6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  March 8, 2005

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F X Form 40-F


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the
               Registrant in connection with Rule 12g3-2(b): 82- .
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BASF in Best Form

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--March 9, 2005--BASF
(NYSE:BF) (FWB:BAS) (LSE:BFA):

    --  2004 sales climb 13 percent to EUR 37.5 billion

    -- EBIT before special items improves by 64 percent to EUR 4.9 billion

    --  Premium of EUR 1.8 billion earned on cost of capital

    --  Dividend to be increased to EUR 1.70 per share

    -- Outlook 2005: Slightly higher sales and EBIT before special items that follows on from strong 2004 level

    BASF - The Chemical Company - announced its financial results for 2004 at its Annual Press Conference today (March 9, 2005) in Ludwigshafen. The company presented hard facts that showed how it successfully achieved its challenging goals in 2004. "The entire BASF team put in a top performance. And we again demonstrated that we create value for all our stakeholders," said Dr. Juergen Hambrecht, Chairman of the Board of Executive Directors of BASF Aktiengesellschaft.
    For the first time for several years BASF again earned its cost of capital - plus a considerable premium of EUR 1.8 billion. For a growing number of products it was possible to pass on price increases to the market that were necessary due to significantly higher raw materials prices.
    In a competitive market environment, BASF increased sales overall by 13 percent to EUR 37.5 billion. Income from operations (EBIT) before special items rose significantly by 64 percent to EUR 4.9 billion. Sales and earnings increased in all segments. Earnings were positive in all divisions. The performance of the Chemicals segment was particularly strong, with sales rising by 22 percent and EBIT before special items by 167 percent.
    In 2004, BASF also continued to implement restructuring measures to improve its cost situation. All ongoing projects are proceeding successfully, and the goal is to achieve annual cost savings of approximately EUR 750 million by the end of 2006.
    In 2004, BASF shares increased in value by 23 percent, and performed significantly better than the EURO STOXXSM 50 index or Germany's DAX 30 index. BASF's policy is to offer its shareholders an appropriate share in the success of the company. The Board of Executive Directors will therefore propose to the Annual Meeting that the dividend for 2004 be increased by 30 euro cents to EUR 1.70 per share; this corresponds to an increase of more than 20 percent.

    Sales and earnings also increase in fourth quarter 2004

    In the months October through December, demand for BASF's products remained strong. Compared with the strong fourth quarter of 2003, the company again increased sales in its Chemicals, Plastics, Performance Products and Oil & Gas segments, in some cases significantly. In the Agricultural Products & Nutrition segment, sales were almost at the previous year's level. Overall, fourth-quarter sales rose slightly to EUR 9.8 billion.
    All segments posted significantly higher EBIT before special items, which rose by EUR 814 million to EUR 1.5 billion in the fourth quarter.

    Outlook for full year 2005

    After the strong upturn in 2004, Hambrecht continues to see favorable mid-term prospects. "The precondition for this is that political trouble spots do not flare up and that there is no sudden downturn in the economic environment," he said.
    Hambrecht continued: "Overall, we are confident when we look to the coming months, and we are encouraged by the figures for January and February. Under the preconditions I mentioned, we expect to achieve slightly higher sales in 2005 and follow on from the high level of EBIT before special items posted in 2004. We therefore again expect to earn a premium on our cost of capital. We will continue to implement measures to optimize our portfolio, increase efficiency and reduce costs."
    BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2004, BASF had approximately 82,000 employees and posted sales of more than EUR 37 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York
(BF), Paris (BA) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

    Forward-looking statements

    This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.

    You can receive further information on the internet at www.basf.de/pressrelease

    CONTACT: BASF
             Michael Grabicki
             Phone:  +49 621 60-99938
             Fax:    +49 621 60-92693
             michael.grabicki@basf-ag.de

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    BASF Aktiengesellschaft


Date: March 9, 2005                 By: /s/ Elisabeth Schick
                                    ------------------------------------
                                    Name: Elisabeth Schick
                                    Title: Director Site Communications
                                    Ludwigshafen and Europe


                                    By: /s/ Christian Schubert
                                    ------------------------------------
                                    Name: Christian Schubert
                                    Title: Director Corporate Communications
                                    BASF Group